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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549



                                  FORM 6-K



                      REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934


       For the month of June, 1999.


                        SECURITY CAPITAL U.S. REALTY
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              (Translation of Registrant's Name Into English)


                  25b boulevard Royal, L-2449, Luxembourg
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                  (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F         X            Form 40-F ______________
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         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes                         No           X

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.)








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         Security Capital is filing the following material as an exhibit to this Form 6-K. Each exhibit is incorporated by reference herein.

            Exhibits.

            99.1 Additional financial information for the period ended 31 March 1999.

            99.2 Press Release dated 24 June 1999 announcing the commencement of trading on the NYSE.

            99.3 Press Release dated 29 June 1999 announcing an increase in the share repurchase programme.

            99.4 Press Release dated 30 June 1999 announcing shareholder approval of amendments to articles of incorporation.







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                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     SECURITY CAPITAL U.S. REALTY



Dated: July 12, 1999                 By:    /s/ Jeffrey A. Cozad
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                                           Jeffrey A. Cozad
                                           Managing Director